ACRONGENOMICS, INC.
Fairfax House, 15 Fulwood Place
London UK WC1V 6AY

September 4, 2008

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549-7010

Attention:	Kevin l. Vaugh,
Accounting Branch Chief

Dear Sirs/Mesdames:

Re:	Acrongenomics, Inc. (the “Company”)
Form 10-KSB for Fiscal Year Ended December 31, 2007
File No. 000-49833
(the “Form 10-KSB”)

Thank you for your letter of July 17, 2008 with respect to our Form 10-KSB, We now provide you with one marked copy of the amendments to expedite your review. Please find our responses to your comments below.

1.

Our management has performed its assessment of internal control over financial reporting as of December 31, 2007. We have now included our report on our management’s assessment of internal control over financial reporting in our Form 10-KSB/A.

2.

We have revised our disclosure to show that we consider management’s failure to complete its report on internal control over financial reporting as a weakness in our internal control processes as of the financial year ended December 31, 2007.

The Company acknowledges that:

(a)	it is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss our responses during your review, please contact our attorney, Bernard Pinsky, at (604) 643-3153. We look forward to your response.

Yours truly,

ACRONGENOMICS, INC.

Per: /s/ Ron Lizée

Ron Lizée
Chief Financial Officer

Enclosures

cc:	Clark Wilson LLP
Attn: Bernard Pinsky